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ITEM 77H:

For RiverSource LaSalle Global Real Estate Fund:

During the twelve-month period ended December 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC and RiverSource Fund Distributors, Inc., through their initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.